FILE NO: 333-
                                                                   CIK # 1104587

                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.   Exact name of Trust: VAN KAMPEN FOCUS PORTFOLIOS, SERIES 238

B.   Name of Depositor: VAN KAMPEN FUNDS INC.

C.   Complete address of Depositor's principal executive offices:

                               One Parkview Plaza
                         Oakbrook Terrace Illinois 60181

D. Name and complete address of agents for service:

CHAPMAN AND CUTLER             VAN KAMPEN FUNDS INC.
Attention:  Mark J. Kneedy     Attention:  A. Thomas Smith III, General Counsel
111 West Monroe Street         One Parkview Plaza
Chicago, Illinois  60603       Oakbrook Terrace, Illinois  60181

E. Title of securities being registered: Units of undivided fractional beneficial interests.

F.   Approximate date of proposed sale to the public:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

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The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.


                   Preliminary Prospectus Dated June 22, 2000

                           VAN KAMPEN FOCUS PORTFOLIOS

                                   Series 238
                            (A Unit Investment Trust)

         The attached final Prospectus for a prior Series of the Trust is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only.

         A registration statement relating to the units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

         (Incorporated herein by reference is the final prospectus from Van Kampen Focus Portfolios, Series 104 (Registration No. 333-56643) as filed on July 13, 1998, Van Kampen Focus Portfolios, Series 108 (Registration No. 333-58713) as filed on August 10, 1998, Van Kampen Focus Portfolios, Series 160 (Registration No. 333-78289) as filed on June 8, 1999 and Van Kampen Focus Portfolios, Series 164 (Registration No. 333-80303) as filed on July 13, 1999, which shall be used as a preliminary prospectus for the current Series of the Trust.


                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

          The facing sheet
          The Prospectus
          The signatures
          The consents of independent public accountants and legal counsel

The following exhibits:

          1.1  Copy of Trust Agreement (to be filed by amendment).

          3.1 Opinion and consent of counsel as to legality of securities being registered (to be filed by amendment).

          3.2 Opinion of counsel as to the Federal income tax status of securities being registered (to be filed by amendment).

          3.3 Opinion and consent of counsel as to New York tax status of securities being registered (to be filed by amendment).

          4.1 Consent of Interactive Data Corporation (to be filed by amendment).

          4.2 Consent of Independent Certified Public Accountants (to be filed by amendment).


                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Series 238 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 22nd day of June 2000.

                                         Van Kampen Focus Portfolios, Series 238
                                                        By Van Kampen Funds Inc.

                                                          By Christine K. Putong
                                         ---------------------------------------
                                                             Assistant Secretary

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on June 22, 2000 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Richard F. Powers III               Chairman and Chief Executive              )

                                       Officer                                )

John H. Zimmermann III              President

A. Thomas Smith III                 Executive Vice President,                 )
                                       General Counsel and Secretary          )

Michael H. Santo  Executive Vice President and Chief                          )
                                    Operations and Technology Officer

                                                             Christine K. Putong
                                              ----------------------------------
                                                             (Attorney-in-fact*)

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*An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 136 (File No. 333-70897) and the same are hereby incorporated herein by this reference.